Exhibit 99.1

ZTO Announces Proposed Offering of
US$870 Million Convertible Senior Notes

SHANGHAI, Aug. 24, 2022 /PRNewswire/ – ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK: 2057), a leading and fast-growing express delivery company in China (“ZTO” or the “Company”), today announced a proposed offering (the “Notes Offering”) of US$870 million in aggregate principal amount of convertible senior notes due 2027 (the “Notes”), subject to market conditions and other factors. The Company intends to grant the initial purchaser in the Notes Offering an option, exercisable for settlement within a 13-day period, beginning on and including the date of the Notes Offering, to purchase up to an additional US$130 million in aggregate principal amount of the Notes.

The Company plans to use a portion of the net proceeds from the Notes Offering to pay the cost of the capped call transactions as described below. The Company plans to use the remainder of the net proceeds from the Notes Offering for (i) enhancement of the scale and capability of our logistics operations; (ii) investment in the logistics ecosystem; and (iii) working capital and other general corporate purposes.

When issued, the Notes will be general senior unsecured obligations of ZTO. The Notes will mature on September 1, 2027, unless earlier redeemed, repurchased or converted in accordance with their terms prior to such date.

Holders may convert the Notes at any time prior to the close of business on the fifth scheduled trading day immediately preceding the maturity date. Upon conversion, the Company will pay or deliver, as the case may be, cash, the Company’s American depositary shares, each currently representing one Class A ordinary share (the “ADSs”), or a combination of cash and ADSs, at its election. Holders may elect to receive Class A ordinary shares in lieu of any ADSs deliverable upon conversion, which will be fungible with the Company’s Class A ordinary shares listed on the Hong Kong Stock Exchange after the resale restriction termination date (as set forth in the terms of the Notes). The interest rate, initial conversion rate and other terms of the Notes will be determined at the time of pricing of the Notes.

The Company may redeem for cash all but not part of the Notes at any time if less than 10% of the aggregate principal amount of Notes originally issued remains outstanding at such time (the “Cleanup Redemption”). The Company may also redeem for cash all but not part of the Notes in the event of certain tax law changes (the “Tax Redemption”).

Holders of the Notes have the option, subject to certain conditions, to require the Company to repurchase any Notes held in the event of a fundamental change.

In connection with the pricing of the Notes, the Company expects to enter into capped call transactions with the initial purchaser and/or its affiliates and/or other financial institutions (the “Option Counterparties”). The capped call transactions are generally expected to reduce potential dilution to the ADSs and the Class A ordinary shares of the Company represented thereby upon conversion of the Notes, and/or offset any cash payments the Company is required to make in excess of the principal amount of converted Notes, with such reduction of potential dilution and/or offset of cash payments, as the case may be, subject to a cap, and subject to the Company’s ability to elect, subject to certain conditions, to settle the capped call transactions in cash (in which case the Company would not receive any ADSs from the Option Counterparties upon settlement of the capped call transactions). If the initial purchaser exercises its option to purchase additional Notes, the Company expects to use a portion of the net proceeds from the sale of the additional Notes to enter into additional capped call transactions. The Company has been advised that, in connection with establishing their initial hedge positions with respect to the capped call transactions, the Option Counterparties or their respective affiliates expect to purchase the ADSs and/or enter into various derivative transactions with respect to the ADSs concurrently with, or shortly after, the pricing of the Notes. The effect, if any, of this activity, including the direction or magnitude, on the market price of the ADSs or the price of the Notes will depend on a variety of factors, including market conditions, and cannot be ascertained at this time.

In addition, the Option Counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivative transactions with respect to the ADSs, the Notes or other securities of the Company and/or purchasing or selling the ADSs, the Notes or other securities of the Company in secondary market transactions following the pricing of the Notes and prior to the maturity of the Notes (and are likely to do so following any conversion of the Notes or repurchase of the Notes by the Company on any fundamental change repurchase date, the repurchase date or otherwise, in each case, if the Company elects to unwind the relevant portion of the capped call transactions early). Any of this activity could cause or avoid an increase or a decrease in the market price of the ADSs, other securities of the Company or the price of the Notes, which could affect whether the holders convert their Notes and the value of the consideration that holders will receive upon conversion of their Notes.

The Notes, the ADSs deliverable upon conversion of the Notes, if any, and the Class A ordinary shares represented thereby or deliverable upon conversion of Notes in lieu thereof, have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”) or any state securities laws. They may not be offered or sold within the United States or to U.S. persons, except to persons reasonably believed to be qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending Notes Offering, and there can be no assurance that the Notes Offering will be completed.

About ZTO

ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK:2057) (“ZTO” or the “Company”) is a leading and fast-growing express delivery company in China. ZTO provides express delivery services as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

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Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. ZTO may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology, such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates,” “likely to” and similar statements. Forward-looking statements involve inherent risks and uncertainties. Among other things, the terms of the Notes, and whether the Company will complete the Notes Offering, are forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the development of the e-commerce industry in China, its significant reliance on the Alibaba ecosystem, risks associated with its network partners and their employees and personnel, intense competition which could adversely affect the Company’s results of operations and market share, any service disruption of the Company’s sorting hubs or the outlets operated by its network partners or its technology system. Further information regarding these and other risks is included in ZTO’s annual report on Form 20-Fs and other filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is current as of the date hereof, and ZTO assumes no obligation to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

ZTO Express (Cayman) Inc.

Investor Relations

E-mail: ir@zto.com

Phone: +86 21 5980 4508

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